UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                 Initial Filing

                             Southwest Bancorp, Inc.

                                (Name of Issuer)

                          Common Stock, $1.00 par value

                         (Title of Class of Securities)

                                    844767103

                                 (CUSIP Number)

                                  July 12, 2000

             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                /_/ Rule 13d-1(b)

                                /X/ Rule 13d-1(c)

                                /_/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

CUSIP No. 844767103
-----------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Banc Fund III L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /  /
                                                                (b) /x/
    3      SEC USE ONLY


    4      CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.

--------------------------------------------------------------------------------

NUMBER OF             5      SOLE VOTING POWER
SHARES

BENEFICIALLY                 9,643
OWNED BY

EACH REPORTING        6      SHARED VOTING POWER
PERSON WITH
                             0

                      7      SOLE DISPOSITIVE POWER

                             0

                      8      SHARED DISPOSITIVE POWER

                             0

--------------------------------------------------------------------------------

9                            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON

                             9,643


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10                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                           CERTAIN SHARES*        /X/


11                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           .25%

12                         TYPE OF REPORTING PERSON*

                               PN

--------------------------------------------------------------------------------









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                                  SCHEDULE 13G

CUSIP No. 844767103
--------------------------------------------------------------------------------


    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Banc Fund III Trust

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /x/


    3      SEC USE ONLY



    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.

---------  ---------------------------------------------------------------------
NUMBER OF      5      SOLE VOTING POWER
SHARES

BENEFICIALLY           29,557
OWNED BY

EACH           6      SHARED VOTING POWER
REPORTING
PERSON

WITH                   0

               7      SOLE DISPOSITIVE POWER

                       0

               8      SHARED DISPOSITIVE POWER


                       0

------------------------  --------  --------------------------------------------

9                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      29,557

10                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                      CERTAIN SHARES*        /X/

11                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                      .77 %

12                    TYPE OF REPORTING PERSON*

                          OO

-------------------------------   ----------------------------------------------










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                                  SCHEDULE 13G

CUSIP No. 844767103
------------------------------------------------ ---------------------  --------


    1      NAME OF REPORTING PERSON

           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (OPTIONAL)

                   Banc Fund IV L. P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /  /
                                                              (b) /x/


    3      SEC USE ONLY




    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.

---------  ---------------------------------------------------------------------
NUMBER OF     5   SOLE VOTING POWER
SHARES
BENEFICIALLY

OWNED BY         49,771
EACH

REPORTING     6  SHARED VOTING POWER
PERSON
WITH             0


              7  SOLE DISPOSITIVE POWER

                 0

              8  SHARED DISPOSITIVE POWER

                 0

------------------------  --------  --------------------------------------------

9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                 49,771

10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES*        /X/




11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                 1.30 %

12               TYPE OF REPORTING PERSON*

                      PN

-------------------------------   ----------------------------------------------










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                                  SCHEDULE 13G

CUSIP No. 844767103
------------------------------------------------ ---------------------  --------



    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Banc Fund V L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /  /
                                                                (b) /x/


    3      SEC USE ONLY




    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.

---------  ---------------------------------------------------------------------
NUMBER OF       5           SOLE VOTING POWER
SHARES
BENEFICIALLY

OWNED BY                    103,929
EACH

REPORTING       6           SHARED VOTING POWER
PERSON
WITH

                             0

                7           SOLE DISPOSITIVE POWER


                             0

                8           SHARED DISPOSITIVE POWER


                             0

------------------------  --------  --------------------------------------------

9                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           103,929

10                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                           CERTAIN SHARES*        /X/




11                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                           2.72%

12                         TYPE OF REPORTING PERSON*

                               PN

-------------------------------   ----------------------------------------------





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Item 1 (a)        Name of Issuer: Southwest Bancorp, Inc.



Item 1 (b)        Address of Issuer's Principal Executive Offices:  608 South
                  Main Street, Stillwater, Oklahoma 74074


Item 2(a)         Name of Person Filing:

         This Schedule 13G is being filed jointly by Banc Fund III L.P. ("BF III"), an Illinois Limited Partnership, Bank Fund III Trust ("T III"), Banc Fund IV L.P. ("BF IV"), an Illinois Limited Partnership, Banc Fund IV Trust ("T IV"), and Banc Fund V L.P. ("BF V") an Illinois Limited Partnership (collectively, the "Reporting Persons").

         The general partner of BF III is MidBanc III L.P. ("MidBanc III"), whose principal business is to be a general partner of BF III. The general partner of BF IV is MidBanc IV L.P. ("MidBanc IV"), whose principal business is to be a general partner of BF IV. The general partner of BF V is MidBanc V L.P. ("MidBanc V"), whose principal business is to be a general partner of BF V. MidBanc III, IV, and V are Illinois limited partnerships.

         The general  partner of MidBanc  III is ChiCorp  Management  III,  Inc.
("Management III"), whose principal business is to be a general partner of MidBanc III. The general partner of MidBanc IV is ChiCorp Management IV, Inc. ("Management IV"), whose principal business is to be a general partner of MidBanc IV. The general partner of MidBanc V is The Banc Funds Company, L.L.C., Inc. ("TBFC"), whose principal business is to be a general partner of MidBanc V. Management III, IV, and TBFC are Illinois corporations.

The sole stockholder of Management III and IV is TBFC, an Illinois limited liability company which is controlled by Charles J. Moore. Mr. Moore has been the manager of the investment decisions for each of BF III, BF IV, BF V, T III, and T IV since their respective inceptions. As manager, Mr. Moore has voting and dispositive power over the securities of the issuer held by each of those entities. As the controlling member of TBFC, Mr. Moore will control Management III IV, and TBFC, and therefore each of the Partnership entities directly and indirectly controlled by each of Management III, IV and TBFC.

         The investment manager of T III and T IV is TBFC under an Investment Management Agreement with each Trust. Charles J. Moore, as portfolio manager for T III and T IV, has voting an dispositive power over the issuer's securities held by such trusts.

Item 2 (b)        Address of Principal Business Office:

                  208 S. LaSalle Street, Chicago, IL 60604.


Item 2 (c)        Citizenship: United States

Item 2 (d)        Title of Class of Securities: Common Stock


Item 2 (e)        CUSIP Number:844767103

Item 3 If this statement is being filed pursuant to Rule 13d-1(b)or 13d-2(b), check whether the person filing is an:

         (a)[ ] Broker or Dealer registered under Section 15 of the Act (b)[ ] Bank as defined in section 3(a)(6) of the Act (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act (d)[ ] Investment Company registered under section 8 of the Investment

                Company Act of 1940
         (e)[ ] An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
         (f)[ ] An Employee Benefit Plan or Endowment Fund in accordance with

                Rule 13d-1(b)(1)(ii)(F)
         (g)[ ] A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(ii)(G)
         (h)[ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
         (i)[ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

         (j)[ ] Group, in accordance with 13d-1(b)(1)(ii)(J)

Item 4            Ownership:

                     The following information is provided as of July 21, 2000:

                           (a)     Amount Beneficially Owned:  192,900 shares

                           (b)     Percent of Class:  5.06%

                           (c)     Number of shares as to which such person has:
                                    (i)     sole power to vote or to direct the
                                            vote: 192,900
                                    (ii)    shared power to vote or to direct
                                            the vote: 0
                                    (iii)   sole power to dispose or to direct
                                            the disposition of: 0
                                    (iv)    shared power to dispose or to direct
                                            the disposition of: 0


Item 5            Ownership of Five Percent or Less of a Class:

                                            Not Applicable.

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                                            Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                                            Not Applicable.

Item 8            Identification and Classification of Members of the Group:

                                            Not Applicable.

Item 9            Notice of Dissolution of Group:

                                            Not Applicable.


Item 10  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 21, 2000


BANC FUND III L.P.
By       MIDBANC III L.P.,
         general partner
By       CHICORP MANAGEMENT III, INC.,
         general partner
By       The Banc Funds Company, L.L.C.,
         Owner
By       /s/ Charles J. Moore

         Charles J. Moore, President

BANK FUND III TRUST
By       THE BANC FUNDS COMPANY, L.L.C.,
         Investment Manager
By       /s/ Charles J. Moore

         Charles J. Moore, President

BANC FUND IV L.P.
By       MIDBANC IV L.P.,
         general partner
By       CHICORP MANAGEMENT IV, INC.,
         general partner
By       The Banc Funds Company, L.L.C.,
         Owner
By       /s/ Charles J. Moore

         Charles J. Moore, President

BANC FUND IV TRUST
By       THE BANC FUNDS COMPANY, L.L.C.,
         Investment Manager
By       /s/ Charles J. Moore

         Charles J. Moore, President

BANC FUND V L.P.
By       MIDBANC V L.P.,
         general partner
By       The Banc Funds Company, L.L.C.,
         general partner
By       The Banc Funds Company, L.L.C., Owner
By       /s/ Charles J. Moore

         Charles J. Moore, President


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